HIVE Blockchain Provides Results from Shareholder Meeting, Review of 2021 Achievements and Corporate Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, British Columbia--(Newsfile Corp. - December 22, 2021) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce that all resolutions considered at its 2021 annual meeting of shareholders on December 21, 2021 were approved overwhelmingly by its shareholders. The Company is also providing a corporate update for its fiscal third quarter ending December 31, 2021.

Shareholders Approve Resolutions

The resolutions approved by the shareholders present in person or represented by proxy at the meeting were:

  All director nominees were duly elected or re-elected to HIVE's board of directors. HIVE's Board of Directors consists of Frank Holmes, Marcus New, Dave Perrill, Ian Mann and Susan McGee. Each director will serve until HIVE's next annual meeting of shareholders or until their respective successors are elected or appointed or they otherwise cease to hold office.

  Davidson & Company LLP was re-appointed as independent, external auditor of HIVE for the ensuing year or until its successor is appointed, and the Board was authorized to fix its remuneration.

  The Company's Stock Option Plan and Restricted Share Unit Plan were re-approved.

The resolutions voted on at the meeting are described in more detail in HIVE's Management Information Circular, dated November 9, 2021, which was mailed to shareholders and is available on SEDAR at www.sedar.com.

Corporate Update

The Company has thus far in its fiscal third quarter, from October 1 to December 21, 2021, mined more than 6,280 Ether and 600 Bitcoin, based on the Company's preliminary unaudited results.

Bitcoin Production Increased

The Company is on track to have an increase in the number of Bitcoin mined thus far in its fiscal third quarter of approximately 600 Bitcoins mined from October 1 to December 21 and is mining over 7 Bitcoin per day on average, thus the Company is on track to have mined more Bitcoin in its fiscal third quarter compared to 656 Bitcoins mined for the prior quarter. This increase has been driven by the previously announced investments that have been made into new generation miners and the expansion of our Bitcoin mining facilities.

This drop in the production of Ether in the current quarter compared to the prior quarter will be offset partially by the average price of Ether increasing by 45%, and the higher Bitcoin mined in this quarter boosted by the increase in the price of Bitcoin in the quarter of over 35%.

As mentioned before HIVE has continued to be aggressively spending money on upgrading the efficiencies of our GPU chips to mine Ether in the cloud.

Ether Production Slowed

The Company is mining over 65 Ether per day and is on track to mine over 6,900 Ether by the third quarter end, which will represent a decrease from the approximately 8,688 Ether mined in HIVE's second fiscal quarter ended September 30, 2021. Due to new participants' entry into the Ethereum ecosystem, which was validated by the rise in the hashrate difficulty, the average difficulty increased by of over 16% compared to the prior quarter, including the highest difficulty ever experienced on December 7, 2021. However, a strong Ether price during the Company's fiscal third quarter has helped to support strong overall mining economics, despite rising difficulty.

Ether and Bitcoin Inventory

HIVE has a healthy coin inventory of both Ether and Bitcoin and has a continuing strategy to build our inventory through calendar 2022. We are no longer selling coins but banking them through the New Year, to have more inventory than is reported today.

TSX.V Short Positions

On December 15, 2021, the Company had a short position of over 29.5 million shares. HIVE remains profitable and less expensive than many other technology stocks generating above average cash flow returns on invested capital as measured by FSA Valuation Service's Matt Kacur.

Options Begin Trading

As a result of the strong interest in the stock of HIVE, the Company now has actively traded options listed on the Nasdaq.

Frank Holmes, Executive Chairman said, "I am very honored to see the support and encouragement from shareholders and our team in achieving so many milestones over the past year. From the GPU Atlantic acquisition, to hitting 1.5 Exahash and achieving record revenue per share and cash flow. Our balance sheet from mining and HODLing BTC and ETH hit an all time high, and we have exciting growth planned for the next 12 months mining both BTC and Ether with the latest high performing chips. As we said in our AGM presentation, we do not believe Proof-of-Stake is an imminent danger but rather FUD (fear, uncertainty, and doubt) we have endured about ETH mining for the past 4 years while we continue to generate low-cost high returns for our shareholders. We believe that Layer 2 technology will help facilitate the growth in adoption of ETH and mining to be sustainable. Our ETH HODL position has been a powerful addition to our financials results while we continue to be the only mining company focused on green energy and holding both BTC and ETH

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, the potential for the Company's long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or lawthat will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.

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